
Mail Stop 3233

January 15, 2016

Via E-mail
Michael Alvarado
Executive Vice President & Secretary
Five Point Holdings, LLC
25 Enterprise, Suite 400
Aliso Viejo, CA 92656

> **Re:** **Five Point Holdings, LLC**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-11**
> **Submitted December 18, 2015**
> **CIK No. 0001643473**

Dear Mr. Alvarado:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

2. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 56
Footnote (C) (2), page 57

1. Please revise your disclosure to show how each adjustment was derived that is described in the footnote, including management's assumptions, that reconciles to the adjustments included in column (B) in the related table.

Footnote (C) (9), page 58

2. Please revise your disclosure to include management's assumptions as they relate to the

estimated fair value adjustments attributable to the reimbursement obligation to Lennar-CL Venture. Additionally, tell us how this obligation will be accounted for. Cite all relevant accounting literature within your response.

3. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 60

Footnote (BB), page 60

3. Please revise your disclosure to clarify that the wholly owned entity described is Lennar CL-Venture and, if true, tell us how the assets and liabilities transferred and the subsequent distribution of equity interests will be accounted for. Cite all relevant accounting literature within your response.

Liquidity and Capital Resources, page 78

San Francisco Venture, page 80

4. Please revise to disclose the specified return on investment referenced in the last paragraph of this section or advise.

Certain Relationships and Related Transactions, page 125

Treasure Island, page 127

5. Please quantify the approximate dollar amount involved in the transaction. See Item 404(a)(4) of Regulation S-K.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Eric McPhee, Senior Staff Accountant, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jonathan L. Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP